CUSIP NO. 29102N105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Emergent Capital, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29102N105
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                      Rule 13d-1(b)

☒                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29102N105

1		NAME OF REPORTING PERSONS Pentagram Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 510,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 510,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 29102N105

1		NAME OF REPORTING PERSONS Patty Shanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 510,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 510,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29102N105

1		NAME OF REPORTING PERSONS Richard Jacinto II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,154,279
	6	SHARED VOTING POWER 510,000
	7	SOLE DISPOSITIVE POWER 1,154,279
	8	SHARED DISPOSITIVE POWER 510,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,664,279
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 29102N105

Item 1(a).	Name of Issuer:

Emergent Capital, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5355 Town Center Road, Suite 701
Boca Raton, Florida 33486

Item 2(a).	Name of Person Filing:

The statement is being filed by the following:

●	Pentagram Partners, L.P., a Florida limited partnership (“Pentagram”).

●	Patty Shanley, the General Partner of Pentagram. Ms. Shanley may be deemed to be the beneficial owner of Pentagram’s holdings by virtue of controlling the voting and dispositive powers of Pentagram.

●
Richard Jacinto II, a Limited Partner of Pentagram.  Mr. Jacinto may be deemed to be the beneficial owner of Pentagram’s holdings of 510,000 shares of the Issuer, as he shares voting and dispositive powers over such shares.  Mr. Jacinto has sole voting and dispositive powers over the 1,154,279 shares.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of Pentagram and Ms Shanley is 4775 Collins Avenue, Suite 3003, Miami Beach, FL, 33140.

The business address of Mr. Jacinto is 4775 Collins Avenue, Suite 3003, Miami Beach, FL, 33140.

Item 2(c).	Citizenship:

Pentagram Partners, L.P. is a Florida limited partnership.

Ms. Shanley and Mr. Jacinto are citizens of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

29102N105

CUSIP No. 29102N105

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership:

The following list sets forth the aggregate number and percentage (based on 28,130,508 shares of Common Stock outstanding on November 9, 2015 as reported in the Issuer’s Form 10-Q, as filed on November 9, 2015) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2(a):

Name	Shares of Common Stock Beneficially Owned (Sole Voting and Investment Power for all Shares)	Shares of Common Stock Beneficially Owned (Shared Voting and Investment Power for all Shares)	Percentage of Shares of Common Stock Beneficially Owned
Pentagram Partners, L.P.	0	510,000	1.8%
Patty Shanley	0	510,000	1.8%
Richard Jacinto II	1,154,279	510,000	5.9%

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

CUSIP No. 29102N105

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 8, 2016
PENTAGRAM PARTNERS, L.P.

By:      /s/ Patty Shanley, GP
Patty Shanley, General Partner

/s/ Patty Shanley
Patty Shanley

Richard Jacinto II
Richard Jacinto II